BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

September 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Funds Trust (File Nos. 2-79722 and 811-3578)
Aquila Municipal Trust (File Nos. 33-1857 and 811-4503)
Post-Effective Amendments to Registration Statements on Form N-1A

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission regarding Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Aquila Funds Trust (to register shares of Aquila Three Peaks Opportunity Growth Fund), and Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Aquila Municipal Trust (to register shares of Aquila Tax Free Fund of Colorado, Aquila Churchill Tax Free Fund of Kentucky and Aquila Narragansett Tax Free Income Fund and Aquila Tax Free Fund For Utah), each filed on May 9, 2013.  Following are the Staff’s comments and the Registrants’ responses thereto:

A.	Cover Page

1.	Comment:	The Staff requested that the Registrants add the date of the prospectus to the prospectus cover page.

	Response:	The Registrants confirm that they have added the date of the prospectus to the prospectus cover page.

B.	Fee Table

General

1.	Comment:	The Staff requested that each Registrant confirm that the headings “Shareholder Fees” and “Annual Trust Operating Expenses” in the fee table are presented similarly.

	Response:	Each Registrant has revised the presentation of the headings “Shareholder Fees” and “Annual Trust Operating Expenses” in the fee table to confirm that such headings are presented similarly.

2.	Comment:	The Staff suggested that the maximum deferred sales charge shown for Class A shares be shown as 1.00% rather than “None.”

Response:
The Registrants note that, as discussed with the Staff and as disclosed in each Prospectus, the maximum deferred sales charge is applicable only for those shareholders who do not pay an initial sales charge.  Accordingly, the Registrants believe that each fee table currently presents the applicable Fund’s sales charge arrangements in a clear and accurate manner, and that no change to the disclosure is required.

3.	Comment:	The Staff requested that the Registrants explain in the response why the “Other Expenses” for Class C and Class I shares are generally higher than the expenses of Class A and Class Y shares.

Response:
Each Registrant notes that the “Other Expenses” for Class C and Class I shares are generally higher than the expenses of Class A and Class Y shares because of the service fee paid by Class C and Class I shares.  As disclosed in the Prospectus, Class C and Class I shares of each Fund pays a service fee in the amount of 0.25% of the Fund’s average net assets.  Class A and Class Y shares do not pay such a service fee.

4.	Comment:	The Staff requested that the Registrants explain why “Other Expenses” for Class I shares of certain funds are estimated for the current fiscal year.

	Response:	“Other Expenses” are estimated for Class I shares of certain funds for the current fiscal year because Class I shares of such funds have not yet commenced operations.

5.	Comment:	The Staff requested that each Registrant file any applicable expense limit agreement as an exhibit to the Registrant’s Rule 485(b) filing.

	Response:	Each Registrant confirms that it will file any applicable expense limit agreement as an exhibit to the Registrant’s Rule 485(b) filing.

6.	Comment:	The Staff requested that, if applicable, each Registrant disclose in a footnote to the fee table any ability of the investment adviser to recoup expenses previously waived.

Response:
Aquila Municipal Trust confirms that the investment adviser has no ability to recoup expenses previously waived, and, accordingly, no change to the disclosure is required.  Aquila Funds Trust has revised the disclosure to reflect that the investment adviser may recoup expenses previously waived with respect to Aquila Three Peaks Opportunity Growth Fund.

Aquila Funds Trust

1.	Comment:
The Staff asked that Aquila Funds Trust explain why Class I and Class Y shares of Aquila Three Peaks Opportunity Growth Fund are assessed a redemption fee but Class A shareholders who pay an initial sales charge and Class C shareholders who pay a contingent deferred sales charge are not assessed a redemption fee.

Response:
Aquila Funds Trust notes that, in 2002, in response to short-term trading activity in Fund shares, the Board of Trustees of the predecessor fund determined to assess a redemption fee on shareholders who do not pay an initial or contingent deterred sales charge.  It was determined that the initial sales charge on Class A shares and the contingent deferred sales charge on Class C shares held less than a minimum holding period served to deter short-term trading activity in those classes of shares of the Fund.  In establishing Aquila Three Peaks Opportunity Growth Fund, the Board of Trustees of the Trust determined to continue the redemption fee previously approved with respect to the predecessor fund.

Aquila Municipal Trust

1.	Comment:
The Staff noted that footnote 3 to the fee table for Aquila Tax Free Fund For Utah states that the expense limitations are in effect until October 31, 2013.  The Staff requested that the Registrant confirm that the expense limitations will be in effect for at least one year from the effective date of the Registration Statement.

	Response:	Aquila Municipal Trust has revised the disclosure to confirm that the expense limitations will be in effect for at least one year from the effective date of the Registration Statement.

C.	Investment Strategies & Risks

Aquila Funds Trust

1.	Comment:	The Staff requested that Aquila Funds Trust add disclosure to the principal risks section regarding the risks of investing in PIKs.

	Response:	Aquila Funds Trust has added disclosure to address the Staff’s comment.

2.	Comment:
The Staff noted that Aquila Funds Trust states that the Aquila Three Peaks Opportunity Growth Fund may invest in equity securities “without regard to whether they could be described as ‘growth’ or ‘value.’”  The Staff asked if this statement was consistent with the Fund’s name.

Response:
Aquila Funds Trust notes that the Commission stated in the adopting release for Rule 35d-1 under the 1940 Act that “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.  The use of “growth” in the Fund’s name is consistent with the guidance set forth in the adopting release.  The Fund’s name conveys the Fund’s investment strategy, disclosed in the Prospectus, of seeking to achieve capital appreciation by investing in equity securities believed to have the potential for capital appreciation, and does not refer to a type of investment.  The Fund’s ability to invest in equity securities “without regard to whether they could be described as ‘growth’ or ‘value’” reflects an element of the Fund’s investment strategy.  Accordingly, Aquila Funds Trust believes that the disclosure referred to by the Staff is consistent with the Fund’s name.

3.	Comment:	The Staff requested that Aquila Funds Trust add disclosure indicating if Aquila Three Peaks Opportunity Growth Fund has a maturity policy with respect to its fixed income investments.

	Response:	Aquila Funds Trust has added disclosure to address the Staff’s comment.

4.	Comment:	The Staff requested that interest rate risk and credit risk be presented separately.

	Response:	Aquila Funds Trust has revised the disclosure to address the Staff’s comment.

5.	Comment:
The Staff requested that Aquila Funds Trust confirm that there is disclosure in the Principal Investment Strategy section consistent with the principal risk disclosure titled “Highly Leveraged Company Exposure.”

Response:
Aquila Funds Trust has added disclosure to confirm that the disclosure in the Principal Investment Strategy section is consistent with the principal risk disclosure titled “Highly Leveraged Company Exposure.”

6.	Comment:
The Staff requested that Aquila Funds Trust add to the summary section the disclosure that Aquila Three Peaks Opportunity Growth Fund “may invest in high yield bonds to moderate equity market volatility.”

	Response:	Aquila Funds Trust has added disclosure to address the Staff’s comment.

7.	Comment:	The Staff requested that Aquila Funds Trust disclose how much notice will be provided to shareholders prior to a change to Aquila Three Peaks Opportunity Growth Fund’s investment objective.

	Response:	Aquila Funds Trust has added disclosure to address the Staff’s comment.

8.	Comment:
The Staff noted that Aquila Funds Trust states that “if the Sub-Adviser is unable to find suitable investments, the Fund’s assets may be held in cash as a temporary defensive position.”  The Staff requested that the phrase “if the Sub-Adviser is unable to find suitable investments” be deleted and the disclosure be revised to indicate that the Fund may take temporary defensive positions and that the Fund may not achieve its investment objective when taking temporary defensive positions.

	Response:	Aquila Funds Trust has revised the disclosure to address the Staff’s comment.

Aquila Municipal Trust

1.	Comment:
With respect to Aquila Tax Free Fund of Colorado, Aquila Churchill Tax Free Fund of Kentucky and Aquila Narragansett Tax Free Income Fund, the Staff noted that the prospectus states that “almost all” of the obligations in which the Fund primarily invests are issued by the applicable state specified in the prospectus.  The Staff requested that Aquila Municipal Trust confirm in its response that each Fund does not invest substantially in securities of Puerto Rico or other U.S. territories for purposes of satisfying the Fund’s 80% test.

	Response:	Aquila Municipal Trust confirms that each Fund does not invest substantially in securities of Puerto Rico or other U.S. territories for purposes of satisfying the Fund’s 80% test.

2.	Comment:
The Staff noted that the high end of the average portfolio maturity range indicated for each Fund is 12, 15 or 20 years.  The Staff requested that Aquila Municipal Trust address the risks of holding securities with longer maturities in the interest rate risk factor.

	Response:	Aquila Municipal Trust respectfully notes that the interest rate risk factor currently addresses the risks of holding securities with longer maturities, and that no additional disclosure is required.

3.	Comment:	The Staff requested that market risk and interest rate risk be presented separately.

	Response:	Aquila Municipal Trust has revised the disclosure to address the Staff’s comment.

4.	Comment:	The Staff requested that the disclosure regarding credit risk be revised to indicate that securities in the lowest category of investment grade may be considered to have speculative characteristics.

	Response:	Aquila Municipal Trust has revised the disclosure to address the Staff’s comment.

5.	Comment:	The Staff requested that Aquila Municipal Trust add state-specific risk disclosure to the disclosure regarding each Fund’s principal risks, to the extent that such risks are not currently disclosed.

	Response:	Aquila Municipal Trust has added disclosure to address the Staff’s comment.

6.	Comment:
The Staff requested that Aquila Municipal Trust revise the disclosure regarding each Fund’s 80% test so as not to use a defined term in the body of the 80% test and to clarify that such 80% test applies to tax-free municipal obligations.

	Response:	Aquila Municipal Trust has revised the disclosure to address the Staff’s comment.

7.	With respect to Aquila Tax Free Fund For Utah:

a.	Comment:
The Staff requested that Aquila Municipal Trust clarify that obligations issued by other states in which the Fund invests for purposes of satisfying its 80% test are exempt from Utah state individual income tax.

	Response:	Aquila Municipal Trust has revised the disclosure to address the Staff’s comment.

b.	Comment:
The Staff noted that the Fund may invest up to 50% of its net assets at the time of purchase in obligations of non-Utah-based issuers. The Staff requested that Aquila Municipal Trust confirm that, to the extent securities in such 50% bucket count toward the Fund’s 80% test, such securities are exempt in the opinion of bond counsel or other appropriate counsel from regular Federal income tax and Utah state individual income tax.

Response:
Aquila Municipal Trust confirms that, to the extent securities in such 50% bucket count toward the Fund’s 80% test, such securities are exempt in the opinion of bond counsel or other appropriate counsel from regular Federal income tax and Utah state individual income tax.

8.	Comment:
The Staff requested that Aquila Municipal Trust delete “also” from the statement under “Defensive Investing” that “each Fund also may take temporary defensive positions and invest in shares of money market funds, any type of taxable money market instrument and short-term debt securities without regard to any percentage limitations.”

	Response:	Aquila Municipal Trust has revised the disclosure to address the Staff’s comment.

D.	Average Annual Total Returns

Aquila Funds Trust

1.	Comment:	The Staff requested that Aquila Funds Trust add disclosure about the additional index that is included in the average annual total returns table in accordance with Item 4(b)(2) of Form N-1A.

	Response:	Aquila Funds Trust has added disclosure to address the Staff’s comment.

Aquila Municipal Trust

1.	Comment:
The Staff requested that the Registrants add disclosure stating that “after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts” in accordance with Item 4(b)(2)(iv)(B) of Form N-1A.

	Response:	Aquila Municipal Trust has added disclosure to address the Staff’s comment.

E.	Portfolio Managers

Aquila Funds Trust

1.	Comment:	The Staff requested that Aquila Funds Trust indicate the length of service of Mr. Sandy Rufenacht as a portfolio manager of Aquila Three Peaks Opportunity Growth Fund.

	Response:	Aquila Funds Trust has added disclosure to address the Staff’s comment.

Aquila Municipal Trust

1.	Comment:
The Staff noted that Aquila Municipal Trust states that Mr. James Thompson serves as “back-up portfolio manager” to Aquila Churchill Tax Free Fund of Kentucky.  The Staff requested that the disclosure be revised to clarify that Mr. Thompson is jointly and primarily responsible for day-to-day management of the portfolio, or to delete the reference to Mr. Thompson.

	Response:	Aquila Municipal Trust has revised the disclosure to address the Staff’s comment.

2.	Comment:
The Staff noted that Aquila Municipal Trust states that Mr. Todd Curtis is the portfolio manager of Aquila Tax-Free Fund For Utah and that Mr. James Thompson is co-portfolio manager of the Fund.  The Staff requested that the disclosure be revised to clarify that Mr. Curtis and Mr. Thompson are co-portfolio managers jointly and primarily responsible for day-to-day management of the portfolio, or that Mr. Curtis is the lead portfolio manager.

	Response:	Aquila Municipal Trust has revised the disclosure to address the Staff’s comment.

F.	Purchase and Sale of Fund Shares

1.	Comment:
The Staff noted that the Registrants disclose the investment minimums for Class A and Class C shares only and requested that the Registrants also indicate the investment minimums for Class I and Class Y shares.

	Response:	The Registrants have added disclosure with respect to the Staff’s comment.

G.	Fund Management

1.	Comment:
The Staff requested that Aquila Municipal Trust add the statement that “the SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities of the Fund” to the disclosure regarding the portfolio managers of Aquila Narragansett Tax-Free Income Fund.

	Response:	Aquila Municipal Trust has added disclosure to address the Staff’s comment.

H.	Net Asset Value

1.	Comment:
The Staff requested that Aquila Funds Trust add the disclosure required by Item 11(a)(3) of Form N-1A to the extent that the Fund has portfolio securities that are primarily listed on foreign exchanges.

	Response:	Aquila Funds Trust has added disclosure to address the Staff’s comment.

I.	“In which states can I buy shares of a Fund?”

1.	Comment:
The Staff noted that the Registrants state that a Fund and the Distributor may reject any order for the purchase of shares.  The Staff requested that the Registrants add disclosure indicating circumstances under which a purchase order would be rejected (i.e., because the request was not in proper order).

Response:
The Registrants note that the disclosure referenced by the Staff has been revised to clarify that a Fund and the Distributor may reject a purchase order for any reason.  The Registrants respectfully submit that no additional change to the disclosure is required.

J.	“How do I purchase shares?”

1.	Comment:
The Staff noted that the Registrants state that “the price an investor will pay is net asset value plus a sales charge for Class A Shares and net asset value for Class C, I and Y Shares.”  The Staff requested that the Registrant revise the disclosure to indicate that the price is based on the net asset value next calculated after the order is received in proper form.

	Response:	The Registrants have added disclosure to address the Staff’s comment.

K.	“What price will I pay for the Fund’s shares?

1.	Comment:	The Staff noted that the Registrants state that:

“An investor will receive that day’s offering price on purchase orders…received in proper form prior to 4:00 p.m. New York time by the Agent or, where applicable, by the financial intermediary.” Otherwise, orders will be filled at the next determined offering price. Financial intermediaries are required to submit orders promptly, provided, however, that if a financial intermediary imposes an earlier cutoff time than 4:00 p.m. for the receipt of orders, the intermediary will submit orders received after its earlier cutoff time after 4:00 p.m. Those orders will receive the next determined offering price.”

The Staff expressed concern that the third and fourth sentences of the above-referenced disclosure suggest that an investor who submits a purchase order in good form to a financial intermediary prior to 4:00 p.m. may not receive that day’s offering price.  The Staff requested that the Registrants revise the disclosure to clarify that an investor who submits a purchase order in good form to a financial intermediary prior to 4:00 p.m. will receive that day’s offering price.

	Response:	The Registrants have revised the disclosure with respect to the Staff’s comment.

L.	Back Cover

1.	Comment:
The Staff requested that the Registrants revise the disclosure to clarify that shareholders may also call the toll-free telephone number provided on the back cover to request other information about the Fund and to make shareholder inquiries, pursuant to Item 1(b)(1) of Form N-1A.

	Response:	The Registrants have added disclosure to address the Staff’s comment.

2.	Comment:
The Staff noted that the Registrants state on the back cover that the independent registered public accounting firm’s report and financial statements in the Fund’s most recent annual report to shareholders are incorporated by reference into the Statutory Prospectus.  The Staff stated its view that Form N-1A and Rule 411 under the Securities Act of 1933 permit only the financial highlights from the Fund’s report to shareholders to be incorporated by reference into the Statutory Prospectus.

	Response:	The Registrants have revised the disclosure to address the Staff’s comment.

M.	Statement of Additional Information

1.	Comment:
The Staff requested that the disclosure regarding regulatory aspects of futures and options in the Aquila Municipal Trust Statement of Additional Information be revised to indicate that the Funds will segregate the notional amount of the Fund’s obligation in connection with a written futures contract.

	Response:	The Registrants have revised the disclosure with respect to the Staff’s comment.

2.	Comment:	The Staff requested that Aquila Municipal Trust explain in the response why risk disclosure regarding market conditions in Europe is included in the Statement of Additional Information.

Response:
Aquila Municipal Trust notes that risk disclosure regarding market conditions in Europe is included in the Statement of Additional Information because, as indicated in the disclosure, the value and liquidity of a Fund’s investments may be negatively affected by market turmoil directly or indirectly caused by financial difficulties in European countries, whether or not the Fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries.

3.	Comment:
The Staff requested that the Registrants add the following italicized language to the disclosure in the Statement of Additional Information regarding each Fund’s concentration policy in order to clarify that the policy regarding concentration will be interpreted to permit investment without limitation in tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies instrumentalities or political subdivisions.

	Response:	The Registrants have added disclosure with respect to the Staff’s comment.

4.	Comment:
The Staff requested that Aquila Municipal Trust confirm that the disclosure regarding each Fund’s proxy voting policies will be included in the Statement of Additional Information in accordance with Item 17(f) of Form N-1A.

	Response:	Aquila Municipal Trust confirms that the disclosure regarding each Fund’s proxy voting policies will be included in the Statement of Additional Information in accordance with Item 17(f) of Form N-1A.

5.	Comment:	The Staff requested that the Registrants confirm that they disclose each Fund’s dividend paying agent in accordance with Item 19(h)(2) of Form N-1A.

	Response:	The Registrants confirm that they disclose each Fund’s dividend paying agent in accordance with Item 19(h)(2) of Form N-1A.

6.	Comment:	The Staff requested that Aquila Funds Trust add information regarding below investment grade ratings to Appendix A.

Response:	Aquila Funds Trust has added disclosure with respect to the Staff’s comment.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.
Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:           Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

Aquila Funds Trust
Aquila Municipal Trust
380 Madison Avenue, Suite 2300
New York, New York 10017

September 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Funds Trust (File Nos. 2-79722 and 811-3578)
Aquila Municipal Trust (File Nos. 33-1857 and 811-4503)
Post-Effective Amendments to Registration Statements on Form N-1A

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Aquila Funds Trust and Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Aquila Municipal Trust, each filed on May 9, 2013, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Sincerely,

    Aquila Funds Trust
    Aquila Municipal Trust

    By: /s/ Charles E. Childs, III

Name:     Charles E. Childs, III
Title:       Secretary